SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Joint Stock Company Kaspi.kz

(Name of Issuer)

Common shares, no par value
American depositary shares, each representing one common share, no par value

(Title of Class of Securities)

48581R205**

(CUSIP Number)

August 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The CUSIP number applies to the American depositary shares. No CUSIP number has been assigned to the common shares.

CUSIP No. 48581R205

1.	NAMES OF REPORTING PERSONS Fintech Partners Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 18,051,851
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 18,051,851
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,051,851
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.50%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Non-cellular Company)

(1)	Based on 190,015,729 common shares of the Issuer outstanding as of September 30, 2024, as reported in the Issuer’s interim condensed consolidated financial information for the nine months ended September 30, 2024, as set out in the Issuer’s Form 6-K furnished with the Securities and Exchange Commission (the “SEC”) on October 29, 2024.

CUSIP No. 48581R205

1.	NAMES OF REPORTING PERSONS Baring Ventures Fund V Managers Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 18,051,851
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 18,051,851
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,051,851
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.50%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Non-cellular Company)

(1)	Based on 190,015,729 common shares of the Issuer outstanding as of September 30, 2024, as reported in the Issuer’s interim condensed consolidated financial information for the nine months ended September 30, 2024, as set out in the Issuer’s Form 6-K furnished with the SEC on October 29, 2024.

CUSIP No. 48581R205

1.	NAMES OF REPORTING PERSONS Baring Fintech Manager Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 18,051,851
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 18,051,851
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,051,851
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.50%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Non-cellular Company)

(1)	Based on 190,015,729 common shares of the Issuer outstanding as of September 30, 2024, as reported in the Issuer’s interim condensed consolidated financial information for the nine months ended September 30, 2024, as set out in the Issuer’s Form 6-K furnished with the SEC on October 29, 2024.

Schedule 13G

CUSIP No. 48581R205

Item 1.

(a)	Name of Issuer:

Joint Stock Company Kaspi.kz (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

154A Nauryzbai Batyr Street, Almaty, 050013, Kazakhstan.

Item 2.

(a)	Name of Person Filing:

This filing is being made on behalf of (collectively, the “Reporting Persons”):

Fintech Partners Limited (“FPL”)
Baring Ventures Fund V Managers Limited (“BV Fund V ML”)
Baring Fintech Manager Holding Limited (“BFMHL”)

(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of each of FPL and BFMHL is Unit 1, Houmet House, Rue Des Houmets, Castel, Guernsey GY5 7XZ, Channel Islands. The principal business office of BV Fund V ML is 1st and 2nd Floors, Elizabeth House, Les Ruettes Brayes, St Peter Port, Guernsey GY1 1EW, Channel Islands.

(c)	Citizenship:

FPL, BV Fund V ML and BFMHL are non-cellular companies organized under the laws of Guernsey.

(d)	Title of Class of Securities:

American depositary shares, no par value, each representing one common share of the Issuer, no par value (“ADSs”).

(e)	CUSIP No.:

48581R205

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages. The percentages reported in Item 11 of the attached cover pages are based on 190,015,729 common shares of the Issuer outstanding as of September 30, 2024, as reported in the Issuer’s interim condensed consolidated financial information for the nine months ended September 30, 2024, as set out in the Issuer’s Form 6-K furnished with the SEC on October 29, 2024.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

18,051,851 ADSs are held by FPL under the participation deed between FPL and Asia Equity Partners Limited (“AEPL”) (as amended from time to time, the “Participation Deed”), whereby FPL is the shareholder of record of the ADSs, but AEPL retains all economic rights relating to the ADSs, including the right to any distributions in respect of the ADSs and to the proceeds from any transfer or disposal of the ADSs. Such ADSs may be deemed to be beneficially owned by BV Fund V ML and BFMHL because (i) BV Fund V ML is the controlling shareholder of FPL and (ii) BFMHL is the controlling shareholder of BV Fund V ML. Voting and investment control over the ADSs held by FPL under the Participation Deed is exercised by the board of directors of FPL, which is comprised of Andrew Whitaker, Andy Carré and Sarah Rault. Each member of the board of directors of FPL disclaims beneficial ownership of the ADSs held by FPL under the Participation Deed. Each of the Reporting Persons (other than FPL) and each of their affiliated entities and the officers, partners, members and managers thereof disclaims beneficial ownership of the ADSs held by FPL under the Participation Deed.

(iii)	Sole power to dispose or to direct the disposition:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition:

See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2024

Fintech Partners Limited	/s/ Andrew Carré
	Name:	Andrew Carré
	Title:	Director

Baring Ventures Fund V Managers Limited	/s/ Julian Timms
	Name:	Julian Timms
	Title:	Director

Baring Fintech Manager Holding Limited	/s/ Julian Timms
	Name:	Julian Timms
	Title:	Director